DECHERT LLP

1900 K Street, N.W.

Washington, D.C. 20006

(202) 261-3300

December 31, 2015

VIA EDGAR CORRESPONDENCE

Anu Dubey, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	Fenimore Asset Management Trust

Registration Statement on Form N-1A

File Nos. 33-7190 and 811-4750

Dear Ms. Dubey:

On behalf of Fenimore Asset Management Trust (the “Trust”), which consists of three separate investment series - FAM Value Fund, FAM Equity-Income Fund and FAM Small Cap Fund (each a “Fund” and collectively the “Funds”), and which filed Post-Effective Amendment No. 55 to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission on October 23, 2015, for the purpose of adding disclosure to the Registration Statement regarding the implementation of a proposed new multi-class share structure for the Funds, I wish to respond to the comments on the filing that you recently provided to me by telephone. The proposed responses on behalf of the Trust to each of the comments are set forth below. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registration Statement.

1. Prospectus – Cover Page

Comment: Please confirm that the disclosure included on the Cover Page that was provided in accordance with Rule 430 under the Securities Act of 1933, as amended (the “1933 Act”) (the “Red Herring Legend”) will be removed from the definitive form of the Prospectus when it is filed.

Response: This will confirm that the Trust intends to remove the Red Herring Legend when it files the definitive form of the Prospectus.

2. Prospectus – Fee Table – FAM Value Fund

Comment: In the last sentence of the second footnote to the Fee Table regarding the terms and conditions of the Expense Limitation Agreement, consider adding additional disclosure indicating that the Expense Limitation Agreement may also only be terminated by the Trust’s Board of Trustees.

Response: The suggested disclosure has been added.

3. Prospectus – Page 4 – Principal Investment Strategies – FAM Value Fund

Comment: In the second paragraph under the section titled “Principal Investment Strategies”, the disclosure states that the Fund may invest in “shares of other investment companies, including exchange-traded funds (“ETFs”)”. Please confirm whether the Fund’s investments in other investment companies has generated any “Acquired Fund Fees and Expenses” (“AFFE”), and, in the event that it has generated the requisite amount of AFFE to be included in the Fee Table, please add the required AFFE Line Item to the Prospectus for the Fund.

Response: This will confirm that none of the Funds has generated an amount of AFFE that would require separate line item disclosure of the AFFE in the Fee Table.

4. Prospectus – Page 4 – Principal Investment Strategies – FAM Value Fund

Comment: Please confirm whether the “other investment companies” that the Funds may invest in include “unregistered investment companies”, that is, investment companies that rely upon the exclusion from the definition of investment company included in the Investment Company Act of 1940, as amended (the “1940 Act”) provided by Sections 3(c)(1) and 3(c)(7) of the 1940 Act. If the Funds are permitted to invest in “unregistered investment companies”, then disclose the extent to which a Fund may invest in “unregistered investment companies”.

Response: This will confirm that the Funds do no invest in “unregistered investment companies” as part of their principal investment strategies.

5. Prospectus – Page 6 – Investment Objective – FAM Equity-Income Fund

Comment: The second sentence in the section titled “Investment Objective” for the FAM Equity-Income Fund should be moved elsewhere in the Prospectus because this sentence, which describes the Fund’s quarterly distribution policy, is not part of the stated investment objective for the Fund and therefore should not be included with the statement of investment objective.

Response: The subject disclosure has been moved.

6. Prospectus – Page 10 – Principal Risks – FAM Small Cap Fund

Comment: In the disclosure describing the Fund’s “Non-diversification Risk”, please consider changing the word “securities” to “issuers”.

Response: The requested change has been made.

7. Prospectus – Page 15 – Portfolio Managers – All Funds

Comment: In the second sentence of the first paragraph under “Portfolio Managers”, consider revising the disclosure in that sentence in a manner consistent with the Instructions to Item 5(b) to Form N-1A indicating that the co-managers of the Funds are “jointly and primarily responsible for” the day-to-day management of each Fund’s portfolio.

Response: The suggested change has been made.

8. Prospectus – Page 15 – The Investment Advisor – All Funds

Comment: The second paragraph under the section titled “Investment Advisor” describes the “business management services” that the Advisor provides to the Funds under the terms of the Business Management Agreement entered into between the Advisor and the Trust, on behalf of each of the Funds. Please confirm that none of the “business management services” provided for under the Business Management Agreement are intended to be “distribution-related services” of the type required to be compensated for under the terms of a Board-approved plan of distribution adopted pursuant to Rule 12b-1 under the 1940 Act.

Response: This will confirm that all of the “business management services” that are provided for under the terms of the Business Management Agreement consist exclusively of the types of non-distribution-related services typically provided pursuant to a “management-related service contract” as such term is used in Item 19(d) of Form N-1A with respect to those types of agreements providing for the daily administration of an investment company’s non-advisory business operations, excluding distribution-related services.

9. Prospectus – Page 25 – Financial Highlights

Comment: In the paragraph at the top of Page 25 that serves as the lead-in paragraph describing the Financial Highlights for the Funds, the statement in the second sentence of the paragraph that indicates that the Funds’ financial statements have been “incorporated by reference from the Statement of Additional Information” should be deleted in order to comply with Rule 411 under the 1933 Act regarding the incorporation by reference requirements for financial statements.

Response: The requested change has been made.

10. Prospectus – Back Cover Page

Comment: Please update the address shown for the Securities and Exchange Commission.

Response: The requested change has been made.

11. Statement of Additional Information – Cover Page

Comment: In the last sentence in the last paragraph on the Cover Page, please add disclosure indicating where the financial statements for the Funds are incorporated by reference from.

Response: The requested disclosure has been added.

12. Statement of Additional Information – Page 11 – Trustee and Officer Table

Comment: Please consider adding an additional header titled “Interested Trustee” to more clearly reflect Mr. Putnam’s status as the sole Interested Trustee of the Funds, and, further consider adding a separate header titled “Officers” to more clearly differentiate the identities of the Trust’s officers as included in the table.

Response: The requested change has been made.

13. Statement of Additional Information – Page 13 – Trustee Share Ownership

Comment: Please add additional disclosure more clearly indicating the amount of Mr. Putnam’s beneficial ownership interest in the outstanding shares of each of the Funds to the extent that his beneficial ownership is greater than 1%.

Response: The requested disclosure has been added.

14. Statement of Additional Information – Page 16 – Principal Underwriter

Comment: Please confirm that all of the required disclosure regarding payments made to the Funds’ affiliated principal underwriter, Fenimore Securities, Inc. (the “Underwriter”) has been made in accordance with Items 25(a) and 25(b) of Form N-1A.

Response: This will confirm that because the Underwriter does not receive any underwriting commissions from the Funds nor any other form of compensation, either directly or indirectly, all required disclosure has been made and no further disclosure is necessary.

* * * *

I trust that the foregoing is responsive to each of your comments.

Please be advised that the Trust intends to file an amendment to its Registration Statement on Form N-1A pursuant to Rule 485(b) on December 31, 2015, which filing will contain disclosure that reflects each of the responses to the comments as indicated herein requiring additional disclosure and such other non-material changes as the Trust has determined is appropriate to make the disclosure in the Registration Statement complete prior to effectiveness.

Please be advised further that the undersigned hereby acknowledges, on behalf of the Trust, with respect to the foregoing, that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

•	SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Patrick W.D. Turley